[The Ohio National Life Insurance Company Letterhead]
June 24, 2010
VIA EDGAR
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re:	Ohio National Variable Account A
The Ohio National Life Insurance Company
Pre-Effective Amendment No. 2 on Form N-4
ONcore Lite III VA Contract (SEC File Nos. 333-164075; 811-01978)
ONcore Premier II VA Contract (SEC File Nos. 333-164070; 811-01978)
ONcore Flex II VA Contract (SEC File Nos. 333-164069; 811-01978)
ONcore Xtra II VA Contract (SEC File Nos. 333-164073; 811-01978)
Ladies and Gentlemen:
     On behalf of The Ohio National Life Insurance Company (the “Company”) and its Ohio National Variable Account A (the “Separate Account”), the Company and the Separate Account represent that all changes to the above-referenced registration statements (each a “Registration Statement”), including amended disclosure or removed disclosure, discussed and agreed upon with the Company’s outside counsel, Dykema Gossett PLLC and the staff of the U.S. Securities and Exchange Commission (the “Commission”) have been made to each Registration Statement, where applicable.
     The undersigned is an officer to the Company and is duly authorized to make such representations on behalf of the Company and its Separate Account.
     Please contact the undersigned at 513.794.6278 or Heather Harker, Dykema Gossett PLLC at 202.906.8649 should you have any questions.
Sincerely,
/s/ Kimberly Plante
Associate Counsel
The Ohio National Life Insurance Company

Cc:	Ms. Rebecca Marquigny U.S. Securities and Exchange Commission